      Exhibit 12.1
West Corporation
Computation of Ratios of Earnings to Fixed Charges
(Dollars In Thousands)

	Six Months
	Ended June 30,	Year Ended December 31,
	2005	2004	2003	2002	2001	2000

Earnings as Defined:
Net Income	$70,998	$113,171	$87,876	$68,642	$75,786	$70,259
Income Taxes	41,312	65,762	51,779	39,706	44,633	40,663
Add fixed charges (below)	9,725	16,459	11,228	6,065	5,744	5,350

Earnings and fixed charges (A)	$122,035	$195,392	$150,883	$114,413	$126,163	$116,272

Fixed Charges as Defined:
Interest Expense	$6,144	$9,381	$5,503	$2,419	$3,015	$3,107
One third of rent expense (*)	3,581	7,078	5,725	3,646	2,729	2,243

Total fixed charges (B)	$9,725	$16,459	$11,228	$6,065	$5,744	$5,350

Ratio of earnings to fixed charges (A/B)	12.5	11.9	13.4	18.9	22.0	21.7

(*)	Represents the estimated interest component on rental charges.